UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42305

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

+65 6271 2282

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on April 25, 2025, Springview Holdings Ltd (Nasdaq: SPHL) (the “Company”) received a letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) regarding the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2) (the “Rule”), which requires listed securities to maintain a minimum closing bid price of $1.00 per share. In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until October 22, 2025, to regain compliance with the Rule.

As previously disclosed, on October 24, 2025, the Company received a letter from the Staff indicating that the Staff had determined to delist the Company’s securities due to the Company’s failure to timely regain compliance with the Rule. The Company appealed the Staff’s determination to the Nasdaq Hearings Panel (the “Panel”), which request stayed any action by the Staff with respect to the Company’s continued listing on Nasdaq.

As previously disclosed, on November 24, 2025, the board of directors of the Company approved amendments to the Company’s Amended and Restated Memorandum and Articles of Association (the “Amended M&A”). The amendments provided for: (i) a reverse share split of the Company’s Class A ordinary shares at a ratio of 1-for-8 (the “Reverse Share Split”), such that every eight (8) issued class A ordinary shares were combined into one (1) issued class A ordinary share, with fractional shares rounded to the nearest whole share; and (ii) a restatement of the Company’s authorized share capital to 150,000,000 shares divided into 50,000,000 Class A ordinary shares, par value US$0.0008, and 100,000,000 Class B ordinary shares, par value US$0.0001 each. The Company’s ordinary shares began trading on a post-split basis on Nasdaq on December 2, 2025.

On December 18, 2025, the Company received a written decision from the Panel confirming that the Company has evidenced full compliance with the Rule. The Panel further advised that it will retain jurisdiction over the Company’s listing through April 22, 2026, and, pursuant to Nasdaq Listing Rule 5815(d)(4)(A), has imposed a one-year discretionary monitoring period from the date of its compliance decision, through December 18, 2026. If during the monitoring period, the Company does not demonstrate compliance with any of the applicable continued listing criteria the Company will not be provided with an otherwise automatic grace period or the opportunity to submit a compliance plan; rather, Nasdaq would issue a delist letter, which the Company could then appeal by requesting another hearing before the Panel.

On December 22, 2025, the Company issued a press release entitled “Springview Holdings Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 22, 2025 - Springview Holdings Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: December 22, 2025	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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